Filed Pursuant to Rule 424(b)(3) and (c)
Registration No. 333-114776
HALOZYME THERAPEUTICS, INC.
PROSPECTUS SUPPLEMENT #1
(To Prospectus dated April 1, 2005)
     This prospectus supplement supplements the Halozyme Therapeutics, Inc. prospectus dated April 1, 2005, which originally related to the sale of up to 23,740,622 shares of our common stock by certain selling security holders. This Prospectus Supplement No. 1 should be read in conjunction with the original prospectus and this Prospectus Supplement No. 1 is qualified by reference to the original prospectus, except to the extent that the information provided by this Prospectus Supplement No. 1 supersedes the information contained in the original prospectus.
     SEE “RISK FACTORS” CONTAINED IN OUR MOST RECENT PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE MAKING A DECISION TO PURCHASE OUR COMMON STOCK.

     The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is March 16, 2007.

USE OF PROCEEDS
SELLING SECURITY HOLDERS
PLAN OF DISTRIBUTION

     The sections of the prospectus, dated April 1, 2005, titled “Use of Proceeds”, “Selling Security Holders” and “Plan of Distribution” are superseded in their entirety by the following:
USE OF PROCEEDS
     We will not receive proceeds from the sale of shares under this prospectus, but we did receive consideration from the selling security holders at the time they purchased the shares. We may receive proceeds from the exercise price of the warrants if they are exercised by the selling security holders. Assuming the exercise of all remaining Warrants held by the selling security holders, we would receive gross proceeds of approximately $5.0 million. We intend to use any proceeds from the exercise of the Warrants for working capital and general corporate purposes.
SELLING SECURITY HOLDERS
     The shares are being offered by certain selling security holders. The selling security holders may from time to time offer and sell pursuant to this prospectus up to an aggregate of 5,985,858 shares of our common stock now owned by them or issuable to them upon the exercise of warrants. The selling security holders may, from time to time, offer and sell any or all of the shares that are registered under this prospectus. Because the selling security holders are not obligated to sell their shares, and because the selling security holders may also acquire publicly traded shares of our common stock, we cannot estimate how many shares the selling security holders will own after the offering.
     None of the selling security holders has ever held an office, been a director or had any other material relationship with Halozyme or its predecessor company.
     Pursuant to the stock purchase agreements with the selling security holders, all expenses incurred with respect to the registration of the common stock will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by them in connection with the sale of such shares.
     The following table sets forth, with respect to the selling security holders: (i) the number of shares of common stock covered by this prospectus, (ii) the number of shares of common stock covered by this prospectus that are issuable upon exercise of the warrants, (iii) the total shares of common stock covered by this prospectus, (iv) the total number of shares of common stock beneficially owned but not covered by this prospectus*, (v) the total number of shares of company stock beneficially owned by such selling security holders as of March 1, 2007*, and (vi) the percentage of shares of common stock beneficially owned as of March 1, 2007, based upon approximately 71.0 million shares of common stock outstanding as of March 1, 2007.

*    Each selling security holder’s beneficial ownership total reflects shares owned beneficially as of August 12, 2004 as adjusted by (i) warrant exercises and redemptions and (ii) the sale of registered shares pursuant to the prior version(s) of this prospectus from that date through March 14, 2007, and such totals do not include any shares that were sold pursuant to Rule 144 or that were purchased or sold on the open market unless such purchases and sales were reported in public filings made with the Securities and Exchange Commission.

SELLING SECURITY HOLDERS

		Shares of		Shares of
		Common	Total Shares of	Common
	Shares of	Stock Issuable	Common Stock	Stock Beneficially	Total Shares of	Total
	Common	Upon	Equivalents	Owned But NOT	Common Stock	Beneficial
	Stock Being	Exercise of	Being	Being	Beneficially	Ownership
Security Holders	Registered	Warrants	Registered	Registered	Owned	%
Anthony Salandra	2,200	57,223	59,423	70,673	130,096	0.18%
Asia Pacific Imports	7,500	11,250	18,750	56,250	75,000	0.10%
Autry Qualified Interest Trust	29,500	45,500	75,000	225,000	300,000	0.42%
BioGrowth, Inc.	140,569	—	140,569	—	140,569	0.19%
Bonanza Master Fund, LTD	88,700	136,300	225,000	1,700,586	1,925,586	2.70%
Brean Murray, Carret & Co., LLC	107,700	165,513	273,213	—	273,213	0.38%
Centrum Bank AG	45,500	—	45,500	—	45,500	0.06%
Darren Blanton	90,000	322,788	412,788	927,074	1,339,862	1.87%
David Hochman	—	2,350	2,350	—	2,350	0.00%
Dr. Donald Cramer	—	637	637	2,500	3,137	0.00%
Dr. Leonard Makowka	3,750	—	3,750	11,250	15,000	0.02%
Forest Hill Select Fund, LP	120,000	—	120,000	321,417	441,417	0.62%
Franklin H. Nyi	11,800	18,200	30,000	90,000	120,000	0.16%
Gene Salkind, MD	23,600	36,400	60,000	305,000	365,000	0.51%
Global Securities Corporation	20,000	—	20,000	—	20,000	0.02%
Harvest International	—	107,596	107,596	107,596	215,192	0.30%
Henri Talerman	15,000	15,000	30,000	80,000	110,000	0.15%
Hyde Family Trust	20,000	10,000	30,000	90,000	120,000	0.16%
Icon Investors Limited	89,842	—	89,842	—	89,842	0.12%
Jacqueline Autry	5,900	9,100	15,000	45,000	60,000	0.08%
Jerome Morgan	1,300	2,000	3,300	9,900	13,200	0.01%
Jesse Grossman	58,022	442,891	500,913	1,260,695	1,761,608	2.46%
Fidelity Management Trust Co FBO Jesse Grossman IRA	160,078	—	160,078	—	160,078	0.23%
John Paul DeJoria	11,800	18,200	30,000	40,000	70,000	0.10%
Jonathan Spanier	163,800	359,513	523,313	1,209,423	1,732,736	2.42%
Keith Granirer	—	1,713	1,713	7,500	9,213	0.01%
Ken Rickel	34,000	267,442	301,442	462,042	763,484	1.07%
Ken Y. Leung	11,800	18,200	30,000	80,000	110,000	0.15%

		Shares of		Shares of
		Common	Total Shares of	Common
	Shares of	Stock Issuable	Common Stock	Stock Beneficially	Total Shares of	Total
	Common	Upon	Equivalents	Owned But NOT	Common Stock	Beneficial
	Stock Being	Exercise of	Being	Being	Beneficially	Ownership
Security Holders	Registered	Warrants	Registered	Registered	Owned	%
Kingsbridge Capital	22,100	34,150	56,250	250	56,500	0.07%
Laura Stone	1,650	1,650	3,300	10,115	13,415	0.01%
Lawrence Diamant	—	812	812	3,938	4,750	0.00%
Linda May Stone	5,900	9,100	15,000	41,400	56,400	0.07%
Lore E. Stone Trust, Lore E. Stone, trustee	9,000	—	9,000	27,000	36,000	0.05%
Louis F. Burke PC Retirement Trust	2,900	4,600	7,500	20,000	27,500	0.03%
Michael P. Marcus	—	18,200	18,200	20,000	38,200	0.05%
Michael Stone	317,394	—	317,394	629,394	946,788	1.33%
Nadine Smith	19,092	95,297	114,389	—	114,389	0.16%
Odyssey Holdings Ltd.	20,000	—	20,000	—	20,000	0.02%
Oppenheimer & Co. Inc. Custodian for Jonathan Spanier IRA Rollover	62,500	96,177	158,677	474,890	633,567	0.89%
Paul Rosenberg	—	53,798	53,798	3,798	57,596	0.08%
Peter Geddes	218,100	335,219	553,319	1,664,618	2,217,937	3.10%
Peter Geddes Custodian for Campbell Geddes under CUTMA, age 21	7,300	11,450	18,750	50,000	68,750	0.09%
Peter Geddes Custodian for Lily Geddes under CUTMA, age 21	7,300	11,450	18,750	50,000	68,750	0.09%
Peter Graffman	3,600	5,775	9,375	68,175	77,550	0.10%
Peter Kosa	35,000	—	35,000	—	35,000	0.04%
Richard Genovese	120,000	614,892	734,892	1,230,746	1,965,638	2.74%
Roth Capital Partners, LLC	41,900	94,400	136,300	—	136,300	0.19%
Sean Fitzpatrick	1,100	—	1,100	—	1,100	0.00%
Spectrum Advisors, Ltd.	—	22,800	22,800	3,000	25,800	0.03%
Steven S. Vender	6,600	10,275	16,875	50,000	66,875	0.09%
TBG America Inc.	—	18,200	18,200	—	18,200	0.02%
The Ward Family Foundation	17,700	27,300	45,000	135,000	180,000	0.25%
University Finance, Inc.	130,000	—	130,000	—	130,000	0.18%

		Shares of		Shares of
		Common	Total Shares of	Common
	Shares of	Stock Issuable	Common Stock	Stock Beneficially	Total Shares of	Total
	Common	Upon	Equivalents	Owned But NOT	Common Stock	Beneficial
	Stock Being	Exercise of	Being	Being	Beneficially	Ownership
Security Holders	Registered	Warrants	Registered	Registered	Owned	%
Vega Investments Inc.	30,700	47,300	78,000	—	78,000	0.10%
Vertical Ventures, LLC	—	45,500	45,500	—	45,500	0.06%
William F. Miller III	8,800	13,700	22,500	115,000	137,500	0.19%
Winnie Huang	5,900	9,100	15,000	45,000	60,000	0.08%
Total	2,356,897	3,628,961	5,985,858	11,744,23062	17,730,088	24.60%
     Subject to applicable exceptions set forth by the Securities and Exchange Commission, transferees, pledgees, donees or successors to the selling security holders named in the prospectus may not offer and sell securities pursuant to the prospectus unless we supplement or amend the prospectus to reflect the required information concerning such transferees, pledgees, donees or successors.

PLAN OF DISTRIBUTION
     The selling security holders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell all or any part of their shares of common stock offered hereby on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling security holders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling security holders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities, and may sell or deliver shares in connection with these trades. The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.
     Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
     The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any selling security holders that are broker-dealers or broker-dealer affiliates will be deemed to be “underwriters” within the meaning of the Securities Act in connection with any sales of the shares by them. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Of the selling security holders Brean Murray, Carret & Co., LLC; Grant Bettingern, Inc.; and Roth Capital Partners, LLC are each broker-dealers.
     Because selling security holders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling security holders will be subject to the prospectus delivery requirements of the Securities Act and the rules promulgated thereunder. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.
     We have agreed to indemnify certain of the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     After being notified by a selling security holder that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker, dealer or underwriter, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling security holder and of the participating broker-dealer(s) or underwriter(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s) or underwriter(s), where applicable, (v) that such broker-dealer(s) or underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. Individuals and entities who receive shares from the selling security holders as a gift or in connection with a pledge may sell up to 500 of such shares pursuant to this prospectus.